Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

September 2019

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated September 23, 2019, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
----------------------------------------------------------
(Registrant)

Date: September 23, 2019	By /s/ J.O. van Klinken
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J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – September 23, 2019

Aegon establishes international division and intends to appoint Maarten Edixhoven to its Management Board

Aegon will bring together its activities in Southern and Eastern Europe and Asia under Aegon International. The company also intends to appoint Maarten Edixhoven to its Management Board.

At the beginning of 2019, Aegon introduced three distinct strategic categories to group its businesses: Manage for Value, Drive for Growth and Scale up for the Future. The vast majority of Aegon’s investments are being directed to Drive for Growth businesses, which are at the core of the strategy as they drive future capital generation. Scale up for the Future businesses are aiming at capturing meaningful new opportunities.

All units within the Asian and Southern and Eastern European regions are positioned in the Drive for Growth and Scale up for the Future categories. A natural next step is a change in the way the group is organized.

Aegon International will be established on January 1, 2020. The objective of the new division is to accelerate growth and further leverage cross-border synergies by developing new business models and realizing operational efficiencies. Aegon International will consolidate the management of the activities in Southern and Eastern Europe and Asia and will be led by Marco Keim who is currently heading Aegon’s activities in Continental Europe.

As part of these changes, Maarten Edixhoven, CEO of Aegon the Netherlands will report directly to Aegon CEO Alex Wynaendts and will be appointed to the Management Board, subject to regulatory approval.

The role of CEO of Aegon Asia will cease to exist. Andrew Byrne, the current CEO of Aegon Asia, will leave the company as per January 1, 2020.

Alex Wynaendts: “Under Andrew’s leadership over the last three years, we have successfully restructured our Asian business and improved its financial performance. Our Asian business is now ready for a new stage of growth. I would like to thank Andrew for his significant contribution.”

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts

Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com